Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

 TNX

Tel:  (860) 364-1830

   NYSE Amex Equities:  TRX

Fax:  (860) 364-0673

Toronto Office:

Suite 4400, Scotia Plaza

40 King Street West

Email:

    investors@TanzanianRoyalty.com

Toronto, Ontario   M5H 3Y4

Website:  www.TanzanianRoyaltyExploration.com

Toll free:  1-844-364-1830

News Release – September 8, 2014

Tanzanian Royalty Announces Grade Control Drilling Results for Mining Production from Buckreef South Pit.

Tanzanian Royalty Exploration Corporation is pleased to report the results of 250 grade control drill holes completed on the Buckreef South Pit at its Buckreef Re-development Gold Project in Tanzania. In addition to the previously announced exploration and development drilling results on the grade control drilled area, these results provide detailed data required for mapping and identifying the highest grade mine material for excavation and supply to the heap leach extraction plant.

The updated drilling occurred within the Buckreef South Block. Each hole was completed to a depth of 20m and drilled on ten meters by five meters spacing to provide better grade control in the identified mineralized area. Samples were taken every metre down each hole. Approximately 70% of the total holes drilled had a mineralized intercept grading greater than 0.5g/t Au. The drilling confirmed two distinct mineralized zones termed as Buckreef South Zone One and Zone Two with an average grade of 3.16g/t Au and 5.31g/t Au respectively over average mineralized intersection widths of 7.65m and 10.5m respectively.

Significant intercepts reported include:

Zone One

• Drill hole BMGC00120 returned interval of 5 metres grading 4.77g/t Au from 19m – 24m depth.

• Drill hole BMGC00134 returned interval of 7 metres grading 1.68g/t Au from 12m - 19m depth.

• Drill hole BMGC00162 returned interval of 4 metres grading 4.43g/t Au from 18m - 22m depth.

• Drill hole BMGC00163 returned interval of 8 metres grading 3.40g/t Au from 9m – 17m depth.

• Drill hole BMGC00164 returned interval of 4 metres grading 2.75g/t Au from 4m – 8m depth.

• Drill hole BMGC00176 returned interval of 4 metres grading 6.12g/t Au from 20m – 24m depth.

• Drill hole BMGC00177 returned interval of 8 metres grading 7.27g/t Au from 13m – 21m depth.

• Drill hole BMGC00178 returned interval of 8 metres grading 7.18g/t Au from 5m – 13m depth.

Zone Two

• Drill hole BMGC00128 returned interval of 4 metres grading 3.76g/t Au from 11m – 15m depth.

• Drill hole BMGC00129 returned interval of 5 metres grading 9.68g/t Au from 10m – 15m depth.

• Drill hole BMGC00130 returned interval of 4 metres grading 3.07g/t Au from 2m – 6m depth.

• Drill hole BMGC00156 returned interval of 16 metres grading 4.10g/t Au from 0m – 6m depth.

• Drill hole BMGC00157 returned interval of 6 metres grading 3.01g/t Au from 4m – 8m depth.

• Drill hole BMGC00172 returned interval of 12 metres grading 8.25g/t Au from 12m – 24m depth.

• Drill hole BMGC00175 returned interval of 17 metres grading 12.93g/t Au from 5m – 22m depth.

The Buckreef South Pit is located approximately 200m southwest of Buckreef Main Zone. Gold mineralization at South Pit occurs in a sequence of fine grained basalts to medium grained dolerites. This mafic package has been intruded by a series of porphyritic felsic dykes. The dykes are typically pink in colour and posses both quartz and feldspar phenocryst phases in a fine-grained ground mass. The target area has been partially drilled and drilling continues at this zone.

The intersection reported here is a down - holes length and may not represent true width but the true width is estimated to be 650– 70%.

“The confirmatory grade control drilling program on the Buckreef South Pit provides the on-site operating team with the data to target excavation of supply of mineralized material with the highest grades to the heap leach gold extraction plant” commented Joseph K. Kahama, Chairman and Chief Operating Officer (Tanzania). “The exploration intercepts expand the mineralized zones, which are a key factor in the future success of this operation.”

Sample Protocol and QA/QC

The samples chain of custody is managed by Buckreef technical team under the supervision of Anthony Minde. Gold analysis reported in this release were performed by standard fire assay using a 50-gram charge with atomic absorption finish (0.01ppm LLD) and a gravimetric finish for assays greater than 10 grams per tonne. All assays were performed by SGS laboratory in Mwanza. Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QA-QC program includes duplicate samples, blanks and analytical standards.

SGS laboratory is ISO 90001 and 17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

Qualified Person

The qualified person for Tanzanian Royalty Exploration Corporation is Mr. Phillip Kaniki, General Manager, Exploration and Administration. Mr. Kaniki is registered as a Chartered Professional Member of the Australasian Institute of Mining and Metallurgy MAusIMM CP (Geo) (Reg. No 221963/07) and has reviewed and approved the contents of this news release.

Respectfully submitted,

Joseph K. Kahama

Chairman and Chief Operating Officer (Tanzania)

For further information, please contact Investor Relations at 1-844-364-1830

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.